Exhibit 99.2

GW Appoints Senior Industry Executive to President, North America and Relocates CEO to the U.S.

-U.S. Operations to be located in Southern California-

London, UK, 19 May 2015: GW Pharmaceuticals plc (Nasdaq: GWPH, AIM: GWP, “GW,” “the Company” or “the Group”), a biopharmaceutical company focused on discovering, developing and commercializing novel therapeutics from its proprietary cannabinoid product platform, announced that the Company has appointed Julian Gangolli as President, North America and is also relocating its Chief Executive Officer, Justin Gover, to the United States.

Mr. Gangolli was, from 2004 until April 2015, President of the North American Pharmaceutical division of Allergan Inc, with responsibility for a 1,400-person integrated commercial operation with sales exceeding $3.8 billion in 2014. As a Corporate Vice President and member of the Executive Committee, Allergan’s most senior leadership team overseeing worldwide operations, Mr. Gangolli was an integral part of the executive management team that transformed Allergan into one of the leading specialty pharmaceutical companies in the U.S. Mr. Gangolli will join GW in June and is expected to be appointed to the Company’s Board of Directors.

Dr. Geoffrey Guy, GW’s Chairman stated, “As Epidiolex® nears its final stages of clinical development and as GW prepares for future U.S. launch, the time is right to start building our in-house U.S. commercial infrastructure. Julian’s deep experience at building and running a major U.S. pharmaceutical business built on specialty products will be complemented by the relocation of Justin to the U.S. with his intimate knowledge of GW, its products and pipeline. Together, they will spearhead GW’s growth in the U.S. and help to bring much needed new treatments to patients.”

“I am very excited about building a meaningful commercial presence in the U.S. for GW. As exemplified by Epidiolex, a potentially important new treatment in the field of pediatric epilepsy, GW’s products, if approved, offer the prospect of making a meaningful difference to patients’ lives,” said Mr. Gangolli. “I wish to bring my experience of building a successful business for Allergan to GW and look forward to working with Justin and the entire GW team to optimise the Company’s prospects in this key market.”

GW will locate its U.S. operation in Southern California where Mr. Gangolli and Mr. Gover will be based. GW is also continuing to expand its UK manufacturing and R&D operations in preparation for future commercialization as well as pipeline development. GW currently employs 325 staff in the UK, up from 190 two years ago.

As President, North America Pharmaceuticals, Mr. Gangolli’s responsibilities represented over 50% of Allergan’s revenue, 60% of its profit, and over 60% of its year-on-year profit growth. He was responsible for four business units supporting each of the specialty areas of Ophthalmology/Optometry (Eye Care), Neurosciences, Urology and Medical Dermatology for the U.S. and Canada, each of which are considered category leaders in their respective therapeutic areas. In addition to his commercial responsibilities, Mr. Gangolli had responsibility for strategic planning, business development, research and product development planning for the North American division. Prior to his role as President, North America, Mr. Gangolli was Senior Vice President, U.S. Eye Care, at Allergan from 1998 to 2004. Allergan’s Eye Care business unit has grown from $150 million in 1998 to over $2.3 billion in 2014 and is considered the leading ophthalmic pharmaceutical company ranked by quality and service with U.S. ophthalmologists. Prior to Allergan, Mr. Gangolli was Vice President, Sales and Marketing at VIVUS, Inc. where he established from inception a fully functioning commercial operation. Prior to VIVUS, Mr. Gangolli held roles at Syntex Pharmaceuticals, Inc. and Ortho-Cilag Pharmaceuticals Ltd. in the UK. He grew up and was educated in the UK and is a U.S. citizen.

About GW Pharmaceuticals plc

Founded in 1998, GW is a biopharmaceutical company focused on discovering, developing and commercializing novel therapeutics from its proprietary cannabinoid product platform in a broad range of disease areas. GW commercialized the world’s first plant-derived cannabinoid prescription drug, Sativex®, which is approved for the treatment of spasticity due to multiple sclerosis in 27 countries outside the United States. GW is advancing an orphan drug program in the field of childhood epilepsy with a focus on Epidiolex®, which is in Phase 3 clinical development for the treatment of Dravet syndrome and Lennox-Gastaut syndrome and which is also expected to enter Phase 3 clinical trials in the treatment of Tuberous Sclerosis Complex. GW has a deep pipeline of additional cannabinoid product candidates which includes Sativex in Phase 3 clinical development as a potential treatment of pain associated with advanced cancer, as well as compounds in Phase 1 and 2 trials for glioma, type 2 diabetes, and schizophrenia. For further information, please visit www.gwpharm.com.

Forward-looking statements

This news release may contain forward-looking statements that reflect GW’s current expectations regarding future events, including statements regarding personnel changes, plans for the development and commercialization of GW products including Epidiolex®, plans and objectives for product development, plans and objectives for present and future clinical trials and results of such trials, plans and objectives for regulatory approval. Forward-looking statements involve risks and uncertainties.  Actual events could differ materially from those projected herein and depend on a number of factors, including (inter alia), the success of the GW’s research strategies, the applicability of the discoveries made therein, the successful and timely completion of uncertainties related to the regulatory process, and the acceptance of Sativex®, Epidiolex®, and other products by consumer and medical professionals. A further list and description of risks, uncertainties and other risks associated with an investment in GW can be found in GW’s filings with the U.S. Securities and Exchange Commission. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. GW undertakes no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise.

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